SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

DOV Pharmaceutical, Inc.

(Name of Subject Company (issuer))

DOV Pharmaceutical, Inc.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

2.50% Convertible Subordinated Debentures Due 2025

(Title of Class of debentures)

259858AA6 and 259858AB4
(CUSIP Number of Class of debentures)

Barbara Duncan
Chief Executive Officer
DOV Pharmaceutical, Inc.
150 Pierce Street
Somerset, New Jersey 08873
(732) 907-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copy to:

Scott F. Duggan
Goodwin Procter LLP
53 State Street
Boston, MA 02109
(617) 570 - 1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$70,875,000	$7,583.63

*
For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 2.50% Convertible Subordinated Debentures Due 2025, as described herein, is $1,012.50 per $1,000 principal amount at maturity outstanding assuming (i) a payment in cash of $212.50 plus (ii) an assumed $800.00 aggregate liquidation preference of the preferred stock. As of January 26, 2006, there was $70,000,000 aggregate principal amount at maturity outstanding.

**	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107.00 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,583.63
Form or Registration No.:SC TO-I
Filing Party: DOV Pharmaceutical, Inc.
Date Filed: January 29, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Schedule TO initially filed by DOV Pharmaceutical, Inc., a Delaware corporation (the “Company”), on January 29, 2007 (as amended and supplemented, the “Schedule TO”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934. The Schedule TO relates to the Company’s offer to exchange (the “Exchange Offer”) a cash payment plus either (i) shares of new series C convertible preferred stock, par value $1.00 per share and liquidation preference of $100 per share, or (ii) shares of new series D convertible preferred stock, par value $1.00 per share and no initial stated liquidation preference, for any and all of its outstanding 2.50% Convertible Subordinated Debentures due 2025 (the “Debentures”), upon the terms and subject to the conditions set forth in the Company’s offer to exchange, dated January 29, 2007 (the “Offer to Exchange”), and in the related Exchange Offer materials which were previously filed as Exhibits (a)(1)(B) to (a)(1)(E) to this Schedule TO (which Offer to Exchange and related Exchange Offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

The information in the Offer Materials is incorporated in this Amendment No. 1 by reference to all the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 10. Financial Statements

Item 10 of the Schedule TO is hereby amended by adding the following:

“As of September 30, 2006, we had a net tangible book value of $(51.0 million), or $(1.91) per share of common stock. Net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the number of shares of our outstanding common stock.

After giving effect to the Exchange Offer, our pro forma net tangible book value as adjusted as of September 30, 2006, will be approximately $(50.2 million), or approximately $(1.88) per pro forma share of common stock. The discussion excludes:

•	4,284,441 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2006;

•	470,123 shares of common stock available for future grant under our stock option plans as of September 30, 2006;

•	378,276 shares of common stock issuable upon exercise of warrants outstanding as of September 30, 2006;

•	30,000,000 shares of common stock issuable upon exercise of warrants to be issued to holders of our common stock in connection with the Exchange Offer; and

•	up to 106,974,628 shares of common stock issuable upon conversion of the convertible preferred stock that may be issued upon consummation of the Exchange Offer.”

Item 12. Materials to be Filed as Exhibits

Item 12 of the Schedule TO is hereby amended by adding the following:

(d)(1)(A) Restructuring Support Agreement, dated as of January 24, 2007, by and among the Company and each of the beneficial owners of Subordinated Debentures (the “Noteholders”) listed therein.

The Offer to Exchange is hereby amended as follows:

1.	The last full paragraph on page 20 under the heading “Special Note Regarding Forward-Looking Statements” is amended by deleting such paragraph in its entirety and replacing it with the following:

“You should refer to the risks outlined in “Risk Factors” for a detailed discussion of some of the factors that may cause our actual results to differ materially from our forward-looking statements. We qualify all our forward-looking statements by these cautionary statements. There may also be other material factors that may materially affect our forward-looking statements and our future results. As a result of the foregoing, readers should not place undue reliance on our forward-looking statements.”

The third paragraph on page 45 under the subheading “Financial Projections” is amended by deleting such paragraph in its entirety and replacing it with the following:

“The inclusion of the projections in this Offer to Exchange should not be regarded as an indication that we, our board of directors, or any of our financial advisors considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. Since we do not, as a matter of course, publicly disclose projections as to future revenues or earnings, and the projections were only included in this Offer to Exchange because such information was made available to the Bondholders’ Committee, neither we, our board of directors or our financial advisors intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error or to otherwise have changed.”

2.	On the cover page of the Offer to Exchange, the footnote relating to the CUSIP numbers of the Debentures is hereby deleted in its entirety.

3.	The section entitled “Summary Historical Consolidated Financial Data and Pro Forma Data” on page 19 is hereby amended by adding the following at the end of the section:

Book Value

“As of September 30, 2006, we had a net tangible book value of $(51.0 million), or $(1.91) per share of common stock. Net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the number of shares of our outstanding common stock.

After giving effect to the Exchange Offer, our pro forma net tangible book value as adjusted as of September 30, 2006, will be approximately $(50.2 million), or approximately $(1.88) per pro forma share of common stock. The discussion excludes:

•	4,284,441 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2006;

•	470,123 shares of common stock available for future grant under our stock option plans as of September 30, 2006;

•	378,276 shares of common stock issuable upon exercise of warrants outstanding as of September 30, 2006;

•	30,000,000 shares of common stock issuable upon exercise of warrants to be issued to holders of our common stock in connection with the Exchange Offer; and

•	up to 106,974,628 shares of common stock issuable upon conversion of the convertible preferred stock that may be issued upon consummation of the Exchange Offer.”

“Ratio of Earnings to Fixed Charges

The computation of the ratio of earnings to fixed charges includes DOV Pharmaceutical, Inc. and our consolidated subsidiaries. The ratio of earnings to fixed charges is calculated by dividing:

•	earnings before income taxes adjusted for fixed charges, by

•	fixed charges, which include interest expense under our indebtedness and interest expense under operating leases that we deem a reasonable approximation of the interest factor.

The following table shows our ratios of earnings to fixed charges for each of the five most recent fiscal years and for the nine months ended September 30, 2006.

	Fiscal Year Ended December 31,					Nine Months
	2001	2002	2003	2004	2005	Ended 9/30/06
Ratio of earnings to fixed charges	Deficiency	Deficiency	Deficiency	Deficiency	Deficiency	Deficiency

Due to our losses in 2001, 2002, 2003, 2004, 2005 and for the nine months ended September 30, 2005, the ratio coverage was less than 1:1. Earnings were inadequate to cover fixed charges by approximately $4.1 million, $15.8 million, $26.7 million, $32.9 million and $53.2 million for the fiscal years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively, and $58.4 million for the nine months ended September 30, 2006.”

4.	The paragraph on page 7 under the bullet “May I withdraw my tender of Debentures” is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

“Yes. You can withdraw Debentures previously tendered for exchange at any time before the Expiration Date. The intended Expiration Date is 5:00 p.m., New York City time, on March 5, 2007. In addition, if we have not agreed to accept your Debentures for exchange, you can withdraw them at any time after the expiration of 40 business days from the commencement of the tender offer. ‘The Exchange Offer — Right of Withdrawal.’”

On page 11, under the heading “Summary of the Exchange Offer,” the third row, second column of the box regarding Withdrawal Rights and Revocation is hereby amended by deleting such row in its entirety and replacing it with the following:

“Tenders of Debentures may be withdrawn at any time prior to the Expiration Date (and any extensions thereto) by delivering a written notice of withdrawal to the Exchange Agent in conformity with the procedures set forth below under “The Exchange Offer — Right of Withdrawal.” In addition, if we have not agreed to accept your Debentures for exchange, you can withdraw them at any time after the expiration of 40 business days from the commencement of the tender offer. See “The Exchange Offer — Right of Withdrawal.”

The first paragraph on page 53 under the subheading “Right of Withdrawal” is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

“Debentures tendered for exchange may be withdrawn at any time before 5:00 p.m., New York City time, on March 5, 2007. In addition, if we have not agreed to accept your Debentures for exchange, you can withdraw them at any time after the expiration of 40 business days from the commencement of the tender offer. In order to withdraw Debentures, holders must either comply with DTC’s withdrawal procedures or deliver to the Exchange Agent written notice containing:”

5.
The bullet points on page 57 under the heading “Interests of Directors, Officers and Affiliates of DOV Pharmaceutical in the Debentures” are hereby amended by deleting such bullet points in their entirety and replacing them with the following:

“Neither the Company nor, to our knowledge, any of our affiliates, subsidiaries, directors or executive officers have any beneficial interest in the Debentures. To our knowledge, none of the officers or directors of our subsidiaries have any beneficial interest in the Debentures. We will not purchase any Debentures from such persons and, since January 1, 2007 neither the Company nor, to our knowledge, any of our executive officers, directors or affiliates have engaged in any transactions in the Debentures.”

6.	The heading on the top of page 97 is hereby amended by deleting such heading in its entirety and replacing it with the following:

“MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES”

7.
The first full paragraph on page 97 under the heading “Material United States Federal Income Tax Consequences, is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

“TO ENSURE COMPLIANCE WITH UNITED STATES TREASURY DEPARTMENT CIRCULAR 230, WE INFORM YOU THAT (A) THE DISCUSSION IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER; (B) THE DISCUSSION WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.”

8.
The second full paragraph on page 97 under the heading “Material United States Federal Income Tax Consequences, is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

“The following discussion is a summary of the material U.S. federal income tax considerations relating to the exchange of Debentures for cash and either shares of the new series C convertible preferred stock or the alternative series D convertible preferred stock and cash pursuant to the Exchange Offer. This description does not purport to be a complete analysis of all potential tax effects of the Exchange Offer. No rulings or determinations of the Internal Revenue Service (“IRS”) or any other tax authorities have been, nor is it expected that any will be, sought with respect to the tax consequences of the restructuring transactions, and the discussion below is not binding upon the IRS or such other authorities. Accordingly, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any discussed herein.”

9.	On page 12, the fifth full row, second column, under the heading “Summary of Exchange Offer,” is hereby amended by deleting such row in its entirety and replacing it with the following:

“YOU SHOULD CONSULT YOUR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND ANY FOREIGN TAX CONSEQUENCES OF THE EXCHANGE OFFER.”

The last sentence in italics in the fourth full paragraph on page 99 under the subheading “Consequences of Exchange Offer to Exchanging Holders” is hereby amended by deleting such sentence in its entirety and replacing it with the following:

“All holders of Debentures should consult their tax advisors regarding the appropriate status of the Debentures and the tax consequences to such holders of exchanging their Debentures in the Exchange Offer for federal income tax purposes based on such holders’ particular circumstances.”

The last sentence in the first full paragraph on page 103 under the subheading “Information Reporting and Backup Withholding; Reportable Transactions” is hereby amended by deleting such sentence in its entirety and replacing it with the following:

“Holders of Debentures should consult their tax advisors regarding these regulations and whether the Exchange Offer or a subsequent sale would be subject to these regulations and require disclosure on the holders’ tax returns and the penalty consequences of failure to comply.”

10.	The first full paragraph on page 105 under the heading “Where to Find Additional Information” is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

“We are subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.”

The Letter of Transmittal is hereby amended as follows:

The last full paragraph on page 14 of the Letter of Transmittal is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

“TO ENSURE COMPLIANCE WITH UNITED STATES TREASURY DEPARTMENT CIRCULAR 230, WE INFORM YOU THAT (A) THE DISCUSSION IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER; (B) THE DISCUSSION WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.”

The last full paragraph on page 13 of the Letter of Transmittal is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

“Non-U.S. holders should consult their tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2007

DOV PHARMACEUTICAL, INC.

	By:	/s/ Barbara Duncan
Name: Barbara Duncan
Title: Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description
(d)(1)(A)	Restructuring Support Agreement, dated as of January 24, 2007, by and among the Company and certain beneficial owners of Subordinated Debentures.